Mail Stop 4561

September 28, 2007

Mr. F. Stephen Ward
Treasurer and Chief Financial Officer
First National Lincoln Corporation
223 Main Street
Damariscotta, ME 04543

   Re: **First National Lincoln Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2006
     File No. 0-26589

Dear Mr. Ward:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       John P. Nolan
       Accounting Branch Chief